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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         FIRST FEDERAL BANCSHARES, INC.
                       (Name of Subject Company (Issuer))

                         FIRST FEDERAL BANCSHARES, INC.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    32021B103
                      (CUSIP Number of Class of Securities)

                                 James J. Stebor
                      President and Chief Executive Officer
                         First Federal Bancshares, Inc.
                               109 E. Depot Street
                              Colchester, IL 62326
                                 (309) 776-3225
                  (Name, address and telephone number of person
  authorized to receive notices and communications on behalf of filing person)

                                 with a copy to:
                              Paul M. Aguggia, Esq.
                              Aaron M. Kaslow, Esq.
                      Muldoon Murphy Faucette & Aguggia LLP
                            5101 Wisconsin Avenue, NW
                             Washington, D.C. 20016
                                 (202) 362-0840

                            CALCULATION OF FILING FEE
          TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
              $19,040,000                                $3,808
* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 560,000 of common stock of First Federal Bancshares, Inc. at the maximum tender offer purchase price of $34.00 per share in cash.

[X]    Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  08                       Form or Registration Number: Schedule TO
          Filing Party: First Federal Bancshares, Inc.      Date Filed: April 16, 2004

[ ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]    third party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[ ]    going private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

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         This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on April 16, 2004 and amended on April 29, 2004, relating to the issuer tender offer of First Federal Bancshares, Inc., a Delaware corporation, to purchase up to 560,000 shares of its common stock, $0.01 par value per share. First Federal Bancshares is offering to purchase these shares at a price not greater than $34.00 nor less than $31.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits
(a)(1)(i) and (a)(1)(ii), respectively. This Amendment No. 2 to Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, as amended, is incorporated in this Amendment No. 2 to Tender Offer Statement on Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

ITEM 4.  TERMS OF THE TRANSACTION

         1. The first subparagraph under the second paragraph of the section captioned "Priority of Purchases" under Section 1 of the Offer to Purchase is revised to read as follows:

                  "First, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the expiration date, an aggregate of fewer than 100 shares and who validly tenders all of such shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd lots" on the letter of transmittal."

         2. The first sentence of the first paragraph of Section 2 of the Offer to Purchase is revised to read as follows:

                  "Except to the extent that our purchase would result in the delisting of our common stock on the Nasdaq National Market, all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date by or on behalf of any stockholder who owned beneficially, as of the expiration date, an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares."



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ITEM 11. ADDITIONAL INFORMATION.

         1. The information in the box entitled "Odd lots" in the Letter of Transmittal is amended and restated to read as follows:

                  "This section is to be completed ONLY if shares are being tendered by or on behalf of a person owning beneficially, as of the expiration date, an aggregate of fewer than 100 shares.

                  The undersigned either (check one box):

                  [ ] is the beneficial owner(s) of an aggregate of fewer than
                      100 shares, all of which are being tendered, or

                  [ ] is a broker, dealer, commercial bank, trust company or other nominee that (a) is tendering, for the beneficial owner(s) thereof, shares with respect to which it is the record owner, and (b) believes, based upon representations made to it by each beneficial owner(s), that each person is the beneficial owner of an aggregate of fewer than 100 shares, and is tendering all of those shares."

         2. The Letter of Transmittal is amended by revising the first sentence of Instruction 9 to read as follows:

                  "As described in the Offer to Purchase, if fewer than all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date are to be purchased, the shares purchased first will consist of all shares tendered by any stockholder who owned beneficially, as of the expiration date, an aggregate of fewer than 100 shares and who validly and unconditionally tendered all the shares at or below the purchase price, including by not designating a purchase price as described above."



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ITEM 12. EXHIBITS.

        The following exhibits are submitted herewith:

       (a)(1)(i)      Offer to Purchase dated April 16, 2004.*
       (a)(1)(ii)     Letter of Transmittal.*
       (a)(1)(iii)    Notice of Guaranteed Delivery.*
       (a)(1)(iv)     Instruction form for shares held by brokers, dealers,
                      commercial banks, trust companies and other nominees.*
       (a)(1)(v)      Instruction form for shares held by 401(k) plan
                      participants.*
       (a)(2)         None.
       (a)(3)         None.
       (a)(4)         None.
       (a)(5)(i)      Form of letter to brokers, dealers, commercial banks,
                      trust companies and other nominees.*
       (a)(5)(ii)     Form of letter to be used by brokers, dealers, commercial
                      banks, trust companies and other nominees to their
                      clients.*
       (a)(5)(iii)    Form of letter to stockholders dated April 16, 2004 from
                      the President and Chief Executive Officer of First Federal
                      Bancshares.*
       (a)(5)(iv)     Form of Question-and-Answer Brochure.*
       (a)(5)(v)      Form of Guidelines for Substitute Form W-9.*
       (a)(5)(vi)     Press Release.*
       (a)(5)(vii)    Form of memo to employees of First Federal Bancshares.*
       (a)(5)(viii)   Press release dated April 30, 2004.
       (b)            None.
       (d)            None.
       (g)            None.
       (h)            None.

         *Previously filed.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2004

                                          FIRST FEDERAL BANCSHARES, INC.


                                          /s/ James J. Stebor
                                          -------------------------------------
                                          James J. Stebor
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER